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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        ELECTRO-KINETIC SYSTEMS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    28511410
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                                 (CUSIP Number)


                               ROBERT M. SHEPARD
                               BALLON STOLL BADER & NADLER, P.C.
                               1450 BROADWAY, 14TH FLOOR
                               NEW YORK, NY 10018
                               (212) 575-7900
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 5, 1997
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            (Date of Event which Requires Filing of this Statement)



       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

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                                                           Page  2  of  4  Pages
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       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 28511410
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     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY).

          JONATHAN HERSON
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     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS).

     (a) ....................................................................[ ]
     (b) Mr. Jonathan Herson, his father Richard (shareholder),              [X]
and his adult sister Sharon Herson (shareholder), disclaim that they act as a group.
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     3. SEC USE ONLY .................................................

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     4. SOURCE OF FUNDS (SEE INSTRUCTIONS) ........... OO ......................
        Stock beneficially acquired in settlement of debt owed to his wholly-owned corporation.
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     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) ...........................................................[ ]
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     6. CITIZENSHIP OR PLACE OF ORGANIZATION.
        UNITED STATES
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Number of      7. SOLE VOTING POWER .............2,041,955......................
Shares         -----------------------------------------------------------------
Beneficially   8. SHARED VOTING POWER ..........................................
Owned by       -----------------------------------------------------------------
Each           9. SOLE DISPOSITIVE POWER .........2,041,955.....................
Reporting      -----------------------------------------------------------------
Person         10. SHARED DISPOSITIVE POWER ....................................
With
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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON .............................2,041,955..........................
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     12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS) ..........................................[X]
Excludes shares beneficially owned by father and adult sister.
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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
         6.5%
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     14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).
         IN (through corporation).

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                                                               Page 3 of 4 Pages
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ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock of the following corporation (the "Company"):

          ELECTRO-KINETIC SYSTEMS, INC.
          525 Washington Blvd.
          36th Floor
          Jersey City, NJ 07310

ITEM 2.   IDENTITY AND BACKGROUND.

          Jonathan Herson
          197 Meister Avenue
          North Branch, NJ 08876

          Mr. Herson is currently Comptroller at Voltaix, 197 Meister Avenue, North Branch, New Jersey 08876. Mr. Herson, a citizen of the United States, has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or subjecting him to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Jonathan Herson's wholly-owned corporation acquired the shares of common stock in settlement of debt owed to it by Richard Herson, Mr. Jonathan Herson's father.

ITEM 4.   PURPOSE OF TRANSACTION.

          Please see Item 3.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As the sole owner of Entrepren Associates, Inc., 268 Rocky Run Road, Glen Gardner, NJ 08826, Mr. Jonathan Herson has the power to direct voting of its 2,041,955 shares of the Company (6.5% of the Common Stock of the Company).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Herson, his father Richard (who owns 2,431,850 shares), and his adult sister Sharon Herson (who owns 140,000 shares), are all shareholders of the Company. Together they own the aggregate l4.7% of the Company's outstanding shares and might be considered to be acting as a group. However, they disclaim that they act as a group for purposes of Rule l3-d of the Exchange Act of 1934.

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                                                               Page 4 of 4 Pages
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          There are no exhibits filed.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        5/6/00
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                                    Date

                                    /S/ JONATHAN HERSON
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                                    Signature

                                       Jonathan Herson, President
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                                    Name/Title